UNITIED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the period of December 9, 2003

Commission File Number: 0-27668

Trans-Orient Petroleum Ltd.
(Translation of registrant’s name into English)

Suite 1407 - 1050 Burrard Street
Vancouver B.C. Canada V6Z 2S3
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   ☒                       Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☒                       No    ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-27668

SUBMITTED HEREWITH

1)	Material Change Report (BC FORM 53-901F) dated December 9, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trans-Orient Petroleum Ltd.

	By:	/s/ Garth Johnson
Garth Johson
Chief Financial Officer
Corporate Secretary
Date: December 9, 2003

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.       Reporting Issuer

Trans-Orient Petroleum Ltd.
1407-1050 Burrard Street
Vancouver, B.C. V6Z 2S3

Item 2.       Date of Material Change

On or about December 9, 2003

Item 3.       Press Release

December 9, 2003

Item 4.       Summary of Material Change

Trans-Orient Petroleum Ltd., announced today that the Company's former principal shareholder, Mr. Alex Guidi, has entered into an agreement with the Company's President and Chief Executive Officer, Mr. Peter Loretto whereby Mr. Guidi will sell 1,022,000 of his Trans-Orient shares to Mr. Loretto on December 9th, 2003. Mr. Loretto now owns 49.4% of the Company's outstanding shares.

Item 5.       Full Description of Material Change

Vancouver, BC, December 9, 2003 - Trans-Orient Petroleum Ltd., (OTCBB:TOPTF) announced today that the Company's former principal shareholder, Mr. Alex Guidi, has entered into an agreement with the Company's President and Chief Executive Officer, Mr. Peter Loretto whereby Mr. Guidi will sell 1,022,000 of his Trans-Orient shares to Mr. Loretto on December 9th, 2003. Mr. Loretto now owns 49.4% of the Company's outstanding shares.

The Company further advises that it has sold 725,000 shares of its investment in Indo-Pacific Energy Ltd. ("Indo") (OTC BB: INDOF), an affiliated company, at a price of approximately US$1.25 per share. The Company intends to replace these shares by participating in Indo's initial public offering to list on the New Zealand Stock Exchange and will purchase units in the NZ offering (share and half-warrant) at substantially the same price as the proceeds of the share sale. Trans-Orient has also reached agreement with Indo-Pacific to amend the Company's holdings of Indo-Pacific warrants by extending their term of expiry for all 836,845 series A warrants from December 31st, 2003 for approximately one year in consideration of the Company renouncing the Series B warrant in to which the series A originally converted (together with a common share) as well as increasing the exercise price of the Series A warrants by US $0.10 to US $1.50 per common share.

Item 6.       Reliance on Section 85(2) of the Act

N/A

Item 7.       Omitted Information

None

Item 8.       Senior Officers

Garth Johnson, Corporate Secretary and Chief Financial Officer
(604) 682-6496

Item 9.       Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

December 9, 2003	"Garth Johnson"
_______________________________
Garth Johnson, Corporate Secretary/Chief Financial Officer
Place of Declaration: Vancouver, B.C.